PROSPECTUS SUPPLEMENT TO
PROSPECTUS, DATED MARCH 5, 2003

Grupo TMM, S.A.
Exchange Offers Relating to its
9 1/2% Notes due 2003
and
10 1/4% Notes due 2006

        This Prospectus Supplement supplements and amends our Prospectus, dated March 5, 2003, relating to the exchange offers and consent solicitations for our 9 1/2% Notes due 2003 (the "2003 Notes") and our 10 1/4% Notes due 2006 (the "2006 Notes"). Capitalized terms used in this Supplement and not otherwise defined have the meanings set forth in the Prospectus.

        The Expiration Date of the exchange offers and consent solicitations has been extended until 5:00 p.m., New York City time, on April 17, 2003. As of 5:00 p.m., New York City time, on April 3, 2003, approximately 34.65% of the outstanding 2003 notes, or $61,289,000 principal amount, had been tendered and not withdrawn, and 87.11% of the outstanding 2006 notes, or $174,216,000 principal amount, representing a majority of the 2006 notes, had been tendered and not withdrawn.

        In conjunction with this extension of the exchange offers, we are providing withdrawal rights to all holders of 2003 notes and 2006 notes, including those whose notes have previously been tendered. Withdrawal rights will expire at 5:00 p.m., New York City time, on the Expiration Date. Any questions as to withdrawal of notes may be directed to the Information Agent.

        The disclosure in the Prospectus under the caption "Summary—Recent Developments" is supplemented by adding the following:

        "Our Liquidity Position

          At December 31, 2002, we had $208.8 million of short term debt, including $13.3 million of senior convertible notes ($3.7 million at April 3, 2003) and $176.6 million of the 2003 Notes. The senior convertible notes require payments weekly in the amount of approximately $0.7 million and have a final maturity of May 2, 2003. The 2003 Notes mature on May 15, 2003. In addition, certain of our subsidiaries have an obligation to provide funds for the repurchase of $35.0 million of the certificates originally issued under our receivables securitization facility on April 15, 2003 and, if certain conditions are not satisfied, an additional $13.9 million on September 30, 2003. See "Description of Significant Indebtedness and Receivables Securitization Facility—Receivables Securitization Facility." We do not have sufficient liquidity to repay these amounts. As a result, we will need to sell assets, refinance these amounts, negotiate waivers or extensions with the holders of these amounts or raise equity in order to meet these obligations.

          To date, and in light of the imminent maturity of certain of our obligations, we have conducted, and are continuing to conduct, discussions and negotiations with a number of parties regarding potential asset sales and investments to provide us with funds to meet our short term obligations. There are currently no agreements, understandings or binding arrangements to effect any such transaction or to refinance or extend the maturity of any of our short term obligations, and there is no assurance that the company can successfully negotiate any such asset sales or investment prior to the maturity of, or to refinance, these short term obligations. In addition, there is no assurance that any such asset sales or investments, if completed, will provide sufficient funds to repay these obligations in full.

          We have granted to the Trust established under the receivables securitization facility options to acquire shares of Grupo TFM held by our subsidiary and shares of a company that holds our interest in our ports and terminals operations. If we fail to extend the obligation to provide funds to repurchase $35 million of trust certificates on or before April 15, 2003 or are unable to meet this obligation through proceeds from asset sales, an investment or refinancing, the Trust has the right to exercise the call option on these shares. See "Description of Significant Indebtedness and Receivables Securitization Facility—Receivables Securitization Facility." While we are in discussions with the holders of the Trust certificates regarding an extension of this obligation, there is no assurance we will be able to obtain this extension."

  The disclosure in the Prospectus under the caption "Risk Factors" is supplemented by adding the following:

        "Risks Relating to Our Liquidity Position

  If the exchange offers are not successful and we are unable to refinance or repay the 2003 notes at maturity or if we fail to meet our other obligations, we face a risk of Mexican reorganization related proceedings.

          If we are unable to refinance or repay the 2003 Notes at maturity in May 2003, or fail to meet our other obligations (such as our obligation to prepay amounts under the receivables securitization facility) holders of the 2003 notes and some of our creditors, as the case may be, could take legal action against us, including instituting a reorganization proceeding in Mexico. Further, we may choose to institute a voluntary reorganization proceeding under Mexican law. If any such proceedings were to be instituted, we could not predict the duration thereof or the ability of holders of existing notes to influence the outcome of such proceedings. We are not aware of any company of our size that has successfully completed a restructuring under the new Mexican reorganization law since the current regulation was passed in May of 2000. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the existing notes, which could include the cancellation or rescheduling of all or part of those obligations. During the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new client relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be materially adversely affected. We believe that any such adverse effects would be exacerbated if the reorganization proceeding were protracted as the statutory provisions governing this proceeding remain largely untested.

  Mexican reorganization laws may not be as favorable to you as U.S. insolvency and bankruptcy laws

          The current Mexican reorganization law is based on the largely untested Ley de Concursos Mercantiles enacted in May 2000 (Law of Commercial Reorganizations), which we refer to as the "LCR," which provides for two different and separate proceedings: conciliation and bankruptcy. The conciliation phase lasts up to 185 days, absent protracted litigation. This initial term is subject to extension for two 90-day periods. The objective of the conciliation phase is to reach an agreement between the debtor and its creditors to restructure the indebtedness of the debtor. The bankruptcy phase does not have a specific term within which it must be concluded. It is expected that both proceedings are likely to require significantly more time and be significantly more unpredictable than a reorganization or bankruptcy proceeding under U.S. laws. If Grupo TMM were to be declared subject to reorganization under the LCR, you would have to file a claim in Spanish against the estate of Grupo TMM in Federal District Court in Mexico City, Mexico. Upon the court's recognition of you as a creditor of Grupo TMM, your claim would be unsecured and ranked with equal right to payment with all other unsecured claims filed against our estate.

  Payment of judgments against us on the existing notes or new notes would be in Pesos

          In the event that proceedings are brought against us in Mexico, we would not be required to discharge those obligations in a currency other than Mexican currency. Under the Ley Monetaria de los Estados Unidos Mexicanos (Monetary Law of the United Mexican States), an obligation in a currency other than Mexican currency, which is payable in Mexico, may be satisfied in Mexican currency at the rate of exchange in effect on the date on which payment is made. Such rate is currently determined and published by the Banco de México every business and banking day. As a result of the judgment conversion to Pesos, you may suffer a significant U.S. dollar shortfall if you obtain a judgment or a distribution in bankruptcy. You should be aware that no separate actions exist or are enforceable in Mexico for compensation for any such shortfall.

  If we were declared subject to reorganization under Mexican law, you may find it difficult to collect payment on the new notes

          If we were subject to a reorganization proceeding in a Mexican court, our obligations under the existing notes and the new notes:

    •
    would be converted into Pesos at the exchange rate prevailing at the time of a declaration of reorganization and from Pesos into UDIs inflation indexed units at the exchange rate prevailing at that time; and

    •
    would be dependent upon the outcome of the reorganization proceeding and payment, if any, would occur at the time claims of all of our unsecured creditors are satisfied if and to the extent funds are sufficient.

  Mexican law and regulations may impair your ability to enforce in Mexico certain rights in connection with the existing notes and the new notes

          Under Mexican law, as our creditors, your rights are limited in the following ways:

    •
    any obligation to pay interest on interest is currently not enforceable under Mexican law;

    •
    the existing notes or the new notes may not constitute negotiable instruments under Mexican law and, therefore, if you initiate an action against us in a Mexican court, that court may not grant an immediate lien on our property;

    •
    service of process by mail does not constitute effective service under Mexican law, and if a final judgment based on service of process by mail was made outside of Mexico, it would not be enforceable in Mexico;

    •
    any judgments as a result of enforcement proceedings in Mexico would be payable in Pesos; and

    •
    payment of obligations under the existing notes or the new notes would depend on the outcome of a reorganization proceeding, which is likely to be very lengthy."

Prospectus Supplement, dated April 4, 2003